

April 9, 2015

Leah Cry, Esq.
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110

Re: Tekla World Healthcare Fund (the "Trust")
File Nos. 333-202638; 811-2303

Dear Ms. Cry:

We have reviewed the registration statement on Form N-1A for the Trust filed with the Commission on March 10, 2015. Based on our review of the registration statement, we have the following comments. Please consider a comment made with respect to one section applicable to similar disclosure throughout the registration statement.

*Prospectus*

Prospectus Summary

1. Given that the term "World" is in the Trust's name, please expressly describe how the Trust will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Trust could include a policy that, under normal market conditions, it will invest significantly (*i.e*., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Trust would invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

2. On the Cover Page, in the third paragraph, the disclosure states, "The Trust will not invest more than 20% of its Managed Assets . . . in convertible securities . . ." Consider whether disclosure would be clarified by revising this and similar statements elsewhere in the prospectus to state the policy in the affirmative, rather than the negative. Thus, the quoted sentence could be revised to read, "The Trust may invest up to 20% of its managed assets in convertible securities."

3. With regard to the Trust's investments in convertible securities, please confirm to us whether the Trust will invest in contingent convertible securities.

4.  On page 1, in *Investment Objective and Strategies*, it states "[u]nder normal market conditions, the Trust expects to invest at least 80% of its Managed Assets…in U.S. and non-U.S. companies engaged in the healthcare industry…including equity securities, debt securities, and *pooled investment vehicles* [emphasis added]." Please describe here the types of pooled investment vehicles the Trust will invest in as a principal investment strategy. If the Trust will invest in private funds, please indicate any limitations imposed by the Trust on such investments.

5.  Also in this section, please disclose the Trust's intent to concentrate in the healthcare industry, or group of industries comprising the healthcare sector, as appropriate (this disclosure should describe the fund's policy to concentrate in an industry or group of industries as described in the Investment Company Act of 1940).

6.  The Cover Page describes a series of derivatives and other instruments the Trust may use to obtain leverage, including "credit default, index, basis, total return, volatility and currency" swaps. However, the discussion in *Leverage*, on page 5, does not disclose the Trust's use of these specific derivatives. Please disclose each type of derivative the Fund uses as a principal investment strategy to obtain leverage in this section. In addition, please confirm to us that to the extent the Trust acts as the seller in credit default swap agreements, the Trust will cover the full notional amount of the transaction.

7.  In *Risk Considerations*, *Foreign Securities Risk*, in the first line of the first full paragraph on page 18, it states that "[t]he Trust may invest in securities of issuers located in emerging countries ("Emerging Markets")." Please move this line to *Investment Objectives and Strategies*, and define the term "Emerging Markets" in that section.

8.  In *Derivatives Risk* on pp. 20-21, please tailor the disclosure to focus on the risks associated with the specific derivatives the Trust uses as a principal investment strategy. In general, please review the adequacy of the disclosure concerning derivatives throughout the registration statement, and make appropriate revisions, in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

9.  On page 25, in *Leverage Risk*, it states that "when the Trust uses financial leverage, the investment advisory fees payable to the Investment Adviser will be higher than if the Trust did not use leverage." Please disclose here, or at an otherwise appropriate place within the Prospectus, that this presents a conflict of interest as the Investment Adviser determines the Trust's use of leverage.

10. In general, in *Risk Considerations*, please disclose the risks of each of the Trust's principal investments, including the risks associated with short sales, specific pooled investment vehicles (*e.g*., ETFs), preferred stock and warrants and rights.

Trust Expenses

11. In regard to the line item *Offering Expenses Borne by the Trust*, please clarify that these expenses are indirectly borne by the Common Shareholders.

12. The prospectus indicates, *e.g*., on page 5, that the Trust, will invest in other investment companies.  If the expenses incurred indirectly by the Fund as a result of its investments in other investment companies exceed 0.01 percent (one basis point) of average net assets, please add the line item, "Acquired Fund Fees and Expenses," to the fee table with an estimate of the expenses. If there are expenses of one basis point or less, please confirm that these amounts are included in the calculation of "Other Expenses." See Instruction 10.a. to Item 3 of Form N-2.

Investment Techniques

13. In general, please revise the disclosure in this section to focus on the securities the Trust uses as its principal investments.  Non-principal investments should be clearly distinguished as being non-principal and should be of lesser prominence; for example, disclosure concerning these securities could be included at the end of this section.

14. On page 33, in *Foreign Securities*, it states that [t]he Trust may invest in foreign securities which take the form of sponsored and unsponsored ADRs, GDRs, EDRs or other similar instruments… ."  If Depositary Receipts are a principal investment of the Trust, disclose so in the Prospectus Summary along with associated risks.

Portfolio Management

15. Please disclose that each member of the Trust's portfolio management team is jointly and primarily responsible for management of the Trust.

*Statement of Additional Information*

16. On page 23, in *Investment Restrictions*, please disclose the Trust's concentration policy.

\*     \*     \*     \*     \*     \*     \*     \*

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,


Karen Rossotto
Senior Counsel